Exhibit 99.60

[Sandstorm Gold Logo]

For Immediate Release:

SANDSTORM GOLD ANNOUNCES FINAL CONSTRUCTION APPROVAL FOR THE MING MINE HAS BEEN RECEIVED

Vancouver, British Columbia, March 14, 2011 – Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (TSX-V: SSL) is pleased to announce that Rambler Metals & Mining PLC (“Rambler”) (AIM: RMM; TSX-V: RAB) has received final construction approval from the Government of Newfoundland and Labrador for its Ming Copper-Gold Mine. Sandstorm has remitted the final US$6 million to Rambler, which completes all of the staged payments under the previously announced US$20 million gold purchase agreement between Sandstorm and Rambler.

MING MINE – OPERATIONAL UPDATE

With final construction approval received from the regulators, Rambler is now prepared to move into full pre-development for its Ming Copper-Gold Mine. Early construction approval for both the new copper concentrator and office dry facility has allowed Rambler to prepare for the ramp up in work force required for pre-development. This, combined with the delivery of much of the underground equipment, is expected to allow for transition to a producing mine.

For more information on the Ming Mine and the ongoing exploration program, please visit the Rambler website at www.ramblermines.com.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, receives a percentage of the gold produced for the life of the mine. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corporation, Rambler Metals and Mining plc, Brigus Gold Corporation, and Metanor Resources Inc.

For more information visit: http://www.sandstormgold.com

Cautionary Note Regarding Forward-Looking Information

[Sandstorm Gold Logo]

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risk Factors” in Sandstorm’s annual information form for the financial year ended December 31, 2009. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Gold Wheaton Gold Corp., Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

Contact Information:

Investor Relations Contact

Denver Harris

(604) 689-0234

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.